							Exhibit 12
Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2017		2016		2015		2014		2013
Earnings available to cover fixed charges:
Income from continuing operations before income taxes	$211		$279		$382		$392		$97
Plus: Fixed charges	611		645		622		648		741
Earnings available to cover fixed charges	$822		$924		$1,004		$1,040		$838

Fixed charges(a) :
Interest, including amortization of deferred financing costs	$491		$528		$510		$547		$643
Interest portion of rental payment	120		117		112		101		98
Total fixed charges	$611		$645		$622		$648		$741

Ratio of earnings to fixed charges	1.35	x	1.43	x	1.61	x	1.60	x	1.13	x
___________
(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2017		2016		2015		2014		2013
Related to debt under vehicle programs	$294		$302		$302		$290		$271
All other	197		226		208		257		372
	$491		$528		$510		$547		$643

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